Exhibit 99.20

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE FISCAL QUARTER ENDED FEBRUARY 28, 2011

The following Management’s Discussion and Analysis (MD&A”), prepared as of April 13, 2011, should be read together with the unaudited consolidated financial statements (the “Financial Statements”) of Rio Alto Mining Limited (“Rio Alto” or the “Company”) for the fiscal quarter ended February 28, 2011 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“CGAAP”). Management is responsible for preparing the Company’s consolidated financial statements in accordance with CGAAP. All amounts are stated in Canadian dollars unless otherwise indicated.

Additional information about Rio Alto may be found at the Company’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the Bolsa de Valores de Lima under the symbol “RIO”, the OTC QX® under the symbol “RIOAF” and on the Frankfurt Stock Exchange under the symbol “A0MSLE”.

Cautionary statement on Forward-Looking Information

Certain information in this MD&A, including information about the Company’s financial or operating performance and other statements expressing management’s expectation or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. Words such as “expect”, “will”, “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify orward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered by management to be reasonable in the context in which they are made, forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements.

Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from orward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the US dollar, and the Peruvian nuevo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see Business Risk Factors, elsewhere herein.

Management continuously reviews its development plans and business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

Overview and Description of Business

The Company has three wholly-owned subsidiaries – La Arena S.A. and Rio Alto S.A.C. incorporated under the laws of Peru and Mexican Silver Mines (Guernsey) Limited (“MSM”) incorporated under the laws of Guernsey.

Overview

Rio Alto Mining Limited (formerly Mexican Silver Mines Ltd.) was engaged in the acquisition and exploration of mineral properties in Mexico. On June 25, 2009, Mexican Silver Mines Ltd. acquired 100% of the outstanding shares of Rio Alto Mining Limited (“RAML”). RAML was a privately-owned mineral exploration and development company formed to earn into and eventually acquire the La Arena gold oxide/copper-gold sulphide project in Peru (“La Arena”) which is wholly-owned by La Arena S.A., a Peruvian company, and to further explore and develop this project. Subsequently, Mexican Silver Mines Ltd. and RAML amalgamated and the Company’s name was changed to Rio Alto Mining Limited.

On February 9, 2011, through MSM, Rio Alto purchased all of the shares of La Arena S.A. that it did not own for cash consideration of US$48.8 million (C$48.5 million).

La Arena consists of 44 mining concessions totaling approximately 20,673 hectares containing a probable gold oxide reserve of 57.4 million tonnes grading 0.44 grams of gold per tonne containing approximately 821,000 troy ounces of gold and probable copper/gold sulphide reserves of 187.3 million tonnes grading 0.38% copper per tonne and 0.29 grams of gold per tonne containing approximately 1,748,000 ounces of gold and 1.574 billion lbs. of copper. La Arena is located about 480km north-northwest of Lima, Peru in the Huamachuco District at an average altitude of 3,400 metres above sea level.

Technical and scientific information about La Arena included herein is as of July 31, 2010 and has been reviewed and approved by Linton Kirk BE(Mining), FAusIMM of Coffey Mining Pty Ltd the qualified person, as such term is defined in NI 43-101.

Overall Performance

Highlights

During Q3 2011 and subsequently, the Company:

  Expended $16.2 million for development of the La Arena gold oxide mine resulting in total development expenditures for the nine-month period to $34.2 million;

  On February 9, 2011 acquired a 100% interest in La Arena S.A. and its La Arena gold oxide / copper- gold sulphide project;

  Issued under private placements 32,499,682 common shares for gross proceeds of $65.0 million (net proceeds of $60.0 million), and granted 1,683,600 warrants with a fair value of $2.1 million, expiring January 20, 2013 to acquire 1,683,600 common shares at a conversion price of $2.05 per share; Issued 3,633,192 common shares for proceeds of $4.6 million upon the conversion of warrants; and 225,000 common shares for proceeds of $0.1 million upon the exercise of stock options;

  Net proceeds received from financing activities amounted to $63.5 million; and

  On March 11, 2011 granted 385,000 options to purchase common shares, expiring March 11, 2016, to two new directors and one employee with an exercise price of $2.39 per common share.

Results of Operations

The Company had a net loss of $2.5 million (Q3 2010 – $1.3 million) during the three-month period ended February 28, 2011. Some of the significant charges to operations are as follows:

Expensed, within management fees, a cash severance payment of $390,000 and a performance based bonus payment in the amount of $145,000 to a former officer and director. Management fees, net of the severance payment, for the quarter were $139,000 (Q3 2010 - $261,000). The reduction in the current three-month period relative to the same period of 2010 is due to including the expense of the Chief Operating Officer within La Arena gold oxide mine development costs.

Accounting and audit expense of $51,000 (Q3 2010 - $33,000) increased due to costs related to work done in connection with the required conversion to International Financial Reporting Standards (“IFRS”) and increased annual audit costs due to the higher level of investment expenditures.

Consulting expense of $108,000 (Q3 2010 - $nil) increased due to financial advisory services incurred in connection with the Company’s financing activities.

Foreign exchange loss of $423,000(Q3 2010 - $21,000) resulted from holding US dollars in anticipation of the La Arena acquisition during a period when the Canadian dollar appreciated relative to the United States dollar – at December 1, 2010 one C$ was equal to US$0.98 and at February 27, 2011 one C$ was equal to US$1.02.

Legal fees amounted to $77,000 during the quarter (Q3 2010 - $13,000). The $64,000 increase was due to corporate securities work for regulatory compliance and general matters.

Office and miscellaneous expenses of $105,000 (Q3 2010 – $111,000) were similar to costs in the third quarter of the prior year. Office costs will increase in fiscal 2012 once the Vancouver office relocates.

Incurred a non-cash stock-based compensation expense of $1 million (Q3 2010 – $23,000) comprised of the amortization of the fair value of previously granted options over the vesting period ($787,000) and the revaluation of options previously granted to non-employees ($230,000). During the quarter, the Company granted 250,000 stock options with a fair value of $400,000 and subsequent to the quarter end the Company granted 385,000 options with a fair value of $724,000.

Investor relations charges of $100,000 (Q3 2010 – $69,000) increased as more investor relations activities were carried out relative to the third quarter of last year.

The increase in travel expense to $112,000 (Q3 2010 – $64,000) was due to increased travel to Lima, Peru from Canada and to the La Arena Project relative to the third quarter of last year.

Summary of Quarterly Results

	February 28,	November	August 31,	May 31,	February 28,	November	August 31,	May 31,
	2011	30, 2010	2010	2010	2010	30, 2009	2009	2009
Total assets	$127,381,000	$55,291,000	$34,044,000	$27,751,000	$27,316,000	$28,379,000	$23,588,000	$15,051,000
Working capital	6,064,000	15,045,000	4,663,000	6,059,000	4,578,000	6,746,000	4,231,000	5,345,000
Shareholders’ equity	108,561,000	46,824,000	30,892,000	24,509,000	25,239,000	26,402,000	21,587,000	14,523,000
Net loss	(2,541,000)	(3,013,000)	(941,000)	(10,499,000)	(1,290,000)	(885,000)	(741,000)	(447,000)
Loss per share	(0.02)	(0.03)	(0.01)	(0.13)	(0.01)	(0.01)	(0.01)	(0.01)

Net loss for the third quarter of 2011 amounted to $2.5 million which compares to $1.3 million for the corresponding quarter in 2010. The quarter to quarter increase is due, primarily, to the foreign exchange loss of $0.4 million and the severance payment of $0.5 million incurred in the third quarter of this year. The foreign exchange loss in the prior quarter was insignificant and there was no severance payment in Q3 2010.

Liquidity and Capital Resources

The Company’s cash balance at February 28, 2011 was $13.5 million which was an increase of $7.8 million from the year ended May 31, 2010. Working capital of $6.1 million was the same as at May 31, 2010. The increase in cash was due to the issue of common shares under private placements, proceeds from the conversion of warrants into common shares and cash received upon the exercise of stock options less funds expended on mine development activities and business running costs.

Net proceeds from the issue of common shares during the nine month period ended February 28, 2011 amounted to $89.1 million. These funds were used to acquire La Arena ($48.5 million) and develop the La Arena gold oxide mine ($34.2 million) and operating activities of $3.5 million. Included in non-current assets is $11.6 million of taxes receivable. Most of this amount will be recovered during fiscal 2012 and a portion of this amount will be reclassified at May 31, 2011 from noncurrent to current assets.

Working capital is applied to acquire, explore and develop mineral properties. The Company will revise acquisition exploration and development programs depending on its working capital position.

	February, 28,	May 31,
	2011	2010

Working capital	$6,064,000	$6,059,000
Shareholders’ Equity	108,561,000	24,509,0000

The Company’s spending commitments and current spending plans are set out in the following table:

	Payments Due or Expected by Period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	Later than 5 years

Operating lease obligation (Note 1)	$1,104,000	$210,000	$467,000	391,000	36,000

Investment in La Arena (Note 2)	30,000,000	30,000,000		-	-

Total	$31,104,000	$30,210,000	$467,000	$391,000	$36,000

Note 1 – the Company has operating lease commitments for its Lima, Peru and Vancouver offices.
Note 2 – payments within one year will be to expand the production capacity of the La Arena gold oxide mine.

Net cash used in operating activities during the three months ended February 28, 2011 was $893,000 compared to net cash of $927,000 used during the same period of the previous year. The cash used in operating activities consists primarily of operating costs, as described under Results of Operations, and changes in non-cash operating working capital items.

Net cash received from financing activities during the three-month period ended February 28, 2011 was $63.5 million compared to ($0.1 million) in the same period of the previous year. Proceeds from financing activities during this period resulted from the issue of 36,357,874 common shares under private placements, due to the conversion of common share purchase warrants and upon the exercise of stock options.

Cash used in investing activities during the nine-month period was $64.7 million (Q3 2010 - $1.2 million). The current period’s spending was for the acquisition and development of La Arena.

The Company’s future revenues will be from the mining and sale of mineral products; however, the economics of developing and producing mineral products are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of metals. Depending on the price of metals, the Company may determine that it is impractical to continue commercial production. Metals prices have fluctuated widely in recent years and are affected by many factors beyond the Company’s control including changes in international investment patterns and monetary systems, economic growth rates, political developments, the extent of sales or accumulation of reserves by governments, and shifts in private supplies of and demands for metals. The supply of metals consists of a combination of mine production, recycled material and existing stocks held by governments, producers, financial institutions and consumers. If the market price for metals falls below the Company’s full production costs and remains at such levels for any sustained period of time, the Company will experience losses and may decide to discontinue operations or development of other projects or mining at one or more of its properties.

Related Party Transactions

Transactions with related parties, for each of the nine-month periods ended February 28, 2011 and 2010, are described in Note 14 to the Financial Statements and are summarized below:

  Paid or accrued $280,000 (2010 - $184,000) in management fees, office rent and administrative services to a company controlled by an officer and director of the Company. This person resigned on

  January 31, 2011 and was paid severance of $390,000 and may be entitled to a future payment of $145,000, upon the Company reaching certain production milestones, resulting in a current quarter expense of $535,000 of which $145,000 is reflected within accounts payable.

  Paid or accrued $23,000 (2010 - $33,000) in directors’ and management fees to a director of the Company.

  Paid or accrued $230,000 (2010 - $113,000) in legal fees to a law firm in wwhich the Company’s corporate secretary and director is a partner.

  Paid or accrued $104,000 (2010 - $43,000) in directors’ fees and travel allowances to directors of the Company.

  Charged rent of $23,000 (2010 - $21,000) to a public company and a private company with a director in common with the Company. The amounts receivable from these companies total $16,000 (2010 - $45,000) and are included in receivables.

  Paid a deposit of $24,000 in respect of office space that will be shared with a company with a director in common with the Company.

  Due to related parties amounted to $12,000 (2010 - $72,000) for services and reimbursable expenses received from a law firm in which the Company’s corporate secretary and director is partner.

The Company will continue to pay directors’ fees, management fees and legal fees in the normal course of business. Transactions with related parties are conducted in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Financial Instruments

Fair values

As at February 28, 2011, the carrying values of cash and cash equivalents, receivables, promissory note receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to their short term to maturity. The derivative liability is carried at fair value and is estimated by an option pricing model that considers changes in the price of gold.

Liquidity risk

Liquidity risk is managed by maintaining sufficient cash balances to meet current working capital requirements. The Company’s cash and cash equivalents are invested in business accounts or guaranteed investment certificates with chartered banks primarily in Canada and are available on demand.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions, for which management believes the risk of loss to be minimal. Taxes receivable result from prepayments to the Peruvian and Canadian governments and Management believes that the credit risk concentration with respect to these receivables is minimal.

Currency risk

The Company operates in Canada, Guernsey and Peru and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations of operating currencies in relation to the Canadian dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. Other interest rate risks arising from the Company’s operations are not considered material.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. The ability of the Company to develop its mineral properties and its future profitability are directly related to the market price of precious and base metals. The Company monitors commodity prices to determine appropriate actions to be undertaken.

Proposed Transactions

The Company has no foreseeable plans to acquire or dispose of any material assets.

Significant Accounting Policies and Estimates

A description of the Company’s accounting policies may be found in Note 4 to the Financial Statements and in Note 3 to the Company’s May 31, 2010 audited consolidated financial statements. The Financial Statements have been prepared in accordance with CGAAP and form the basis for the following discussion and analysis of critical accounting policies and estimates. With the acquisition of La Arena S.A. the Company ceased equity accounting for its investment. The May 31, 2010 balance within the Investment in La Arena S.A. account of $20.8 million and the Company’s subsequent investments in La Arena are included within the assets of La Arena S.A. that have been consolidated in the Financial Statements.

The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing its financial statements. On a regular basis, the Company evaluates estimates and assumptions. Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable. These estimates form the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Certain amounts reported in the financial statements require estimates as the basis for determining the stated amounts. Actual realized or recognized amounts may differ from estimated amounts and such differences might be material. Significant amounts reported that require estimates include:

Financial Statement Item	Reported Amount ($000’s)	Estimation Considerations

Accounts receivable	439	Time to realization and collectability
Promissory note receivable	112	Time to realization and collectability
Taxes receivable	11,634	Time to realization
Mineral properties and evaluation costs	61,192	Expected future cash flows
Deferred revenue	1,770	Time to realization
Future income taxes	3,185	Enacted tax rates
Derivative liability	2,125	Changes in the price of gold
Stock-based compensation	1,016	Changes in the price of common shares

Accounting Changes

At November 30, 2010 the Company carried out a restatement of its consolidated balance sheet as at May 31, 2010 to reflect the equity method of accounting for its investment in La Arena S.A. (“La Arena”). It was determined that at May 31, 2010 the Company had the ability to significantly influence the strategic operating, financing and investing policies of La Arena and as such is accounting for the investment using the equity method. The May 31, 2010 consolidated balance sheet and consolidated statement of cash flows were restated to report costs relating to La Arena as an increase in the Company’s investment account and not as capitalized mineral property and evaluation costs. The restatement did not result in any changes to the consolidated statements of operations and comprehensive loss and deficit and the consolidated statements of shareholders’ equity for the year ended May 31, 2010.

The CICA issued 1582 Business combinations; CICA 1601 Consolidated financial statements; and CICA 1602 Non-controlling interests in January 2009 to be effective for the Company’s 2012 fiscal year. CICA 1582 standards are equivalent to the business combination accounting standards under IFRS. CICA 1601 and 1602 standards apply to the preparation of consolidated financial statements and accounting for non-controlling interests that are equivalent to the corresponding standards under IFRS. The Company has early adopted these standards in the preparation of the Financial Statements.

Under CICA 1582 a business is defined as an integrated set of activities and assets that may be managed for the purpose of providing a return to its investors. La Arena S.A. falls within this definition and therefore the acquisition of La Arena S.A. is accounted for as a business combination. The adoption of CICA 1582 has the effect of treating transaction costs related to a business acquisition; such as, finder’s, legal, accounting, and consulting fees as an expense as incurred and not as part of the capitalized acquisition cost. Costs related to the acquisition were charged to operations and are included in legal fees. The adoption of CICA 1601 and 1602 had no affect on the Financial Statements.

With the start of mining operations at La Arena, the Company anticipates that during the first quarter of fiscal 2012, the gold oxide mine will achieve commercial production. As a consequence, La Arena S.A. will no longer be an integrated or reliant foreign operation. Also as a consequence of achieving commercial production, under International Accounting Standard IAS 21 – The Effect of Changes in Foreign Currencies, the Company’s functional currency will become the US$. As a result of the change in circumstances and the adoption of IFRS for Q1 2012, the Company’s functional currency will change from the Canadian to the United States dollar.

Concurrent with this change in functional currency, management has determined that it will present the Company’s financial statements in US dollars. The effect of the change in reporting or presentation currency will be reflected in the Company’s consolidated financial statements as at and for the year ended May 31, 2011 and the effect of the change in functional currency will be reflected in the interim consolidated financial statements for the three-month period ended August 31, 2011.

Financial Instruments – Recognition and Measurement

The Company will be subject to the following accounting pronouncement:

In June 2009, the CICA amended Section 3855 – financial instruments – recognition and measurement to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. At February 28, 2011 the Company had no debt instruments for which these amendments would be applicable.

International Financial Reporting Standards (“IFRS”)

Management is in the process of transitioning the Company’s basis of accounting from CGAAP to International Financial Reporting Standards (“IFRS”). The quarter ended August 31, 2011 will be the first period in which we report our financial results under IFRS. Accordingly, as our date of transition to IFRS from CGAAP will be June 1, 2010, we will need to restate our balance sheet at May 31, 2011 and our interim and annual consolidated statements of operations, deficit and comprehensive loss and cash flows for fiscal 2011 to an IFRS basis for presentation as comparatives in our fiscal 2012 consolidated interim and annual financial statements.

Management’s plan for IFRS implementation is comprised of three phases:

1.	scoping and planning.,

2.	solutions development, and

3.	implementation and review.

Management is in the solutions development and implementation phases. Scoping and planning were completed in June 2010.

The following table summarizes the key elements of management’s IFRS transition plan:

Project milestone	Timing	Current status
Phase 1 – Scoping and Planning
Initial scoping – Accounting policies and procedures
Identification of relevant CGAAP/IFRS differences.	Perform scoping and planning June, 2010.	We have identified and analyzed key Canadian GAAP and IFRS differences;, made selected accounting policy decisions and are in the process of implementing additional accounting policy decisions.
Identification of applicable IFRS 1 exemptions.
Analysis of current IFRS developments and the potential impact on IFRS accounting policy considerations.
Phase 2 – Solutions Development
Selection of accounting policies and procedures
Determination of IFRS 1 exemptions and choices.	Quantify key differences on opening balance sheet by the end of Q4 2011	We have determined our IFRS 1 exemptions and choices.
Preparation of key IFRS accounting policy position papers.		We will obtain final approvals of these policy decisions by May 31, 2011.
Selection of IFRS accounting policies	Management and audit committee to approve policy decisions by Q4 2011.	Our auditors will review our IFRS 1 decisions and our accounting policy choices by June 30, 2011.
Review decisions and accounting policy choices with auditors by Q4 2011.
Business activities
Identification of conversion impacts on financial reporting metrics	Budgeting and long range planning to be completed by Q4 2011.	Analysis is underway.
Identification of impact on taxation
Scoping assessment of taxation impact to be completed by Q4 2011.
Financial information systems
Identification of required modifications to financial information systems.	Assess and develop solutions for capturing parallel information by Q4 2011.	In progress
Determination of solutions for running parallel systems under CGAAP and IFRS for 2011.
Required modifications to financial information systems to be made by the transition date.
Control environment
Identification and implementation of any modifications to Disclosure Controls and Procedures (DC&P) and Internal Controls over Financial Reporting (ICFR) required in response to the adoption of IFRS.	Continuous assessment DC&P and ICFR.	In progress
Internal controls over the IFRS transition process by Q4 2010
Design and implementation of internal controls over the IFRS transition process.
Phase 3 – Implementation and Review
Preparation of the opening IFRS consolidated statement of financial position at the date of ransition (June 1, 2010).	By the end of May, 2011, we will have completed the opening IFRS consolidated statement of financial position and we will have compiled	In progress
Compilation of annual and interim comparative financial information.
Production of the interim consolidated

Project milestone	Timing	Current status
financial statements and disclosures.	interim and annual financial information for the 2011 interim periods.
Production of 2012 IFRS consolidated financial statements and disclosures with comparatives presented in accordance with IFRS as at and for the year ended May 31, 2011.	By the end of August, 2011, we will have completed the 2011 annual consolidated financial statements in accordance with IFRS.
In fiscal 2012, we will produce our interim and annual consolidated financial statements in accordance with IFRS with comparatives in accordance with IFRS.

Management has identified the relevant differences between IFRS and existing CGAAP and is in the process of quantifying those differences. Assessments to date suggest that the transition to IFRS will not have a significant impact on the Company’s reported cash flow and operating performance; however, management anticipates some adjustments will impact reported results. Where an IFRS exemption does not exist, IFRS is required to be applied retrospectively, with the net effect on preceding periods shown as an adjustment to opening retained earnings as of the Company’s transition date, June 1, 2010.

First-time Adoption Considerations

IFRS 1, First-time Adoption of International Financial Reporting Standards, is designed to assist first-time IFRS adopters with implementation of IFRS. In general, IFRS 1 requires retrospective application of the standards in force at May 31, 2012 as if IFRS had always been applied. However, IFRS 1 provides some mandatory exceptions to this principal, as well as a number of optional exemptions from retrospective application. Those exemptions deemed relevant to the Company are summarized below.

Topic	Summary of exemptions available

Business combinations	A company may elect not to apply IFRS 3 retrospectively to business combinations consumated prior to the June 1, 2010 transition date. Alternatively, a company may elect to apply IFRS 3 from an earlier date and restate all business combination after that date.

The Company has adopted CICA 1582 which is substantially the same as IFRS 3.
Share based payment transactions	IFRS 1 provides two exemptions from retrospective application of IFRS 2 for equity settled transactions. Namely, the application of IFRS 2 to share-based payments granted before November 7, 2002 or share-based payments granted subsequent to November 7, 2002 that vested before the transition date.

The Company intends to take the election exempting all options that have become fully vested as at the date of transition as it will simplify the conversion process.
Property, plant and equipment	On transition to IFRS, the Company will not elect to re-measure selected items of property, plant and equipment (“PP&E”). This election is sometimes used by companies with one or more material assets whose current fair value significantly exceeds the carrying value.

Companies making this election are required to perform significant additional work to support the fair value of the PP&E. This establishes a new carrying cost at transition equal to its fair value. To date the Company has not identified any items of PP&E where current fair value significantly exceeds the carrying amount.

Significant Areas of Difference

The following table summarizes certain key areas where we expect accounting policies to differ significantly between IFRS and CGAAP and which, according to our assessments to date, are expected to have at least a nominal impact on the Company’s consolidated financial statements.

Accounting Policy Area	Selected Policy Differences and Potential Impact
Mineral Properties	Overview: Under IFRS it is important to clearly identify the stages in which acquisition and exploration costs of interests in mineral properties are incurred because the recognition and measurement requirements at each stage are different: The Company’s La Arena Project is in the development stage. Accordingly, the Company accounts for mineral property expenditures within the context of IFRS 6 – Exploration and Evaluation of Mineral Resources or IAS 38 – Intangible Assets and IAS 16 – Property, Plant and Equipment respectively.
Key differences from existing CGAAP: The IFRS framework provides specific extractive guidance, IFRS 6, only for the recognition, measurement and disclosure of expenditures incurred related to the exploration and evaluation (E&E) phase. IFRS 6 was developed with the intention of allowing an entity to continue its accounting policy for E&E costs based on current local GAAP and, as such, the historical treatment of E&E is expected to go largely unchanged. IFRS 6 does not apply to costs incurred prior to the commencement of the E&E phase which is generally considered to coincide with the time the Company obtains the legal right to explore a property. Costs incurred prior to the E&E stage are generally expensed unless they meet the definition of an intangible asset within the scope of IAS 38.
Expected impact: Management will need to assess costs that may have been capitalized prior to the commencement of the E&E phase, with respect to any mineral property interests and expense these costs. The impact is not expected to be material.
Share-Based Payments	Key differences from existing CGAAP: Fundamental differences exist in the accounting for transactions involving share based payments. Those that are expected to have more than a nominal impact are summarized below:
IFRS is more prescriptive than is CGAAP in regard to the measurement of awards granted to non-employees by reference to the fair value of the goods or services received.
Forfeitures must be estimated under IFRS while under CGAAP this is optional.
IFRS provides more prescriptive guidance on the accounting treatment for the modification of an equity-settled share-based award when the vesting conditions are modified.
For awards that vest according to a graded vesting schedule, IFRS requires that each installment be accounted for as a separate arrangement whereas CGAAP allows for treatment as a single pool
Expected impact: As the IFRS 1 exemption for share based payments is only applicable to vested options as at the date of transition, the aforementioned differences will need to be applied to any options outstanding at the transition date that have not vested. The expense associated with awards that vest according to a graded vesting schedule is likely to be recognized earlier than would have otherwise been the case under CGAAP. The full impact of the difference has not yet been quantified.
Equipment	Key differences from existing CGAAP: IAS 16 Property, Plant and Equipment (PP&E) allows for the application of an historical cost model or a revaluation model to value PP&E. Also, under IFRS where a component of PP&E has a cost that is significant relative to the cost of the item as a whole, it must be depreciated separately from the remainder of the item (“componentization”). While the guidance under CGAAP is similar in this respect, application has not been to the same extent as is expected within the IFRS framework.
Expected impact: The Company will value PP&E using the historical cost model and as such the treatment under CGAAP and IFRS in this regard will be substantially similar. Based on a review of the Company’s items of PP&E, it is expected that the more stringent requirements around the application of componentization will have only a nominal impact, if any, on the Company’s financial reporting results.
Impairment of Assets	Key differences from existing CGAAP: IFRS does not employ a two-step approach to the assessment of impairment as does CGAAP. Rather IAS 36 requires that impairment be assessed immediately by way of a discounted cash flow calculation. The consensus is that this is likely to result in more frequent recognition of impairments than would otherwise have been the case under CGAAP.
Expected impact: Given the Company’s stage of development IAS 36 is expected to have no impact on the Company in the foreseeable future.
Provisions, Contingent Liabilities, and Contingent Assets	Key differences from existing CGAAP: IFRS requires that a provision be recognized when it is “probable” that a future event will confirm that an asset has been impaired or that a liability has been incurred. In this context “probable” is interpreted as meaning “more likely than not”. Under CGAAP a loss provision would be recognized when it is “likely” that future events will confirm an asset has been impaired or liability incurred, where “likely” is defined as having a high chance of occurrence. It can be reasonably inferred that the threshold for the recognition of a provision under IFRS is lower than under CGAAP. Also, IAS 37 has a general requirement that provisions be discounted where the time value of money is a material consideration whereas CGAAP prescribes this treatment only in specific circumstances.
Expected impact: This is not expected to have a material impact on the Company’s reported results.

The foregoing is not an exhaustive list of changes that will arise as a result of transition to IFRS. Rather it is intended to highlight those areas where we expect the impact of transition will be greatest based on the IFRS currently in place. Management will not fully understand the magnitude of the transition impacts until a complete set of IFRS compliant financial statements have been prepared. The future impacts of transition will also depend on the outcome of a number of IFRS-related projects that are being undertaken by the International Accounting Standards Board.

Additional Disclosure for Issuers without Significant Revenue

Please refer to Notes 6 and 7 in the financial statements for the year ended May 31, 2010 and to Note 10 in the Financial Statements for the February 28, 2011 interim period for a description of the capitalized exploration and development costs of the Company presented on a property-by-property basis.

Off Balance Sheet Items

The Company has no off balance sheet items.

Outstanding Shares, Warrants and Options

As at the date of this Management Discussion and Analysis the Company has common shares, warrants convertible into common shares and options exercisable into common shares outstanding as follows:

Number of Common Shares
May 31, 2010	108,035,575
Issued for:
Private placements	50,326,257
Exercise of stock options	1,690,000
Conversion of warrants	8,468,250
February 28, 2011	168,520,082
March 2011	37,500
Total	168,557,582

Number	Conversion
of Warrants	Price	Expiry Date
1,500,000	$0.30	June 25, 2012
1,683,600	2.05	January 20, 2013
3,183,600	$1.23

Number of Options	Number of Underlying Shares	Weighted Average Exercise Price	Date of Expiry
250,000	250,000	$0.30	May 7, 2012
795,000	795,000	$0.25	May 7, 2012
100,000	100,000	$0.25	May 11, 2012
50,000	50,000	$1.25	July 4, 2012
200,000	200,000	$0.45	August 2, 2012
2,255,000	2,255,000	$0.30	July 16, 2014
50,000	50,000	$0.35	September 18, 2014
180,000	180,000	$0.70	March 15, 2015
75,000	75,000	$0.75	June 30, 2011
50,000	50,000	$0.80	August 1, 2010
1,050,000	1,050,000	$1.50	September 21, 2015
1,050,000	1,050,000	$1.80	September 21, 2015
500,000	500,000	$1.90	November 5, 2015
250,000	250,000	$2.00	December 7, 2015
6,855,000	6,855,000	$0.92

385,000	385,000	$2.39	March 11, 2016
(37,500)	(37,500)	$0.75	June 30, 2011

7,202,500	7,202,500	$0.98

Disclosure Controls and Procedures

Management is responsible for the design, implementation and monitoring of effective internal controls over financial reporting (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with CGAAP. The Company has followed the guidelines set out by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework in the design of the Company’s controls over financial reporting. During Q2 2011, the Company determined that the consolidated balance sheet as at May 31, 2010 should be restated to account for the investment in La Arena S.A. under the equity method as described in note 2 to the Financial Statements. Such a determination was indicative of a potential weakness in the Company’s disclosure controls and procedures. Consequently, during the three-month period ended February 28, 2011 management engaged an independent financial reporting expert to augment the Company’s financial reporting staff. In April 2011, this person joined the Company’s financial reporting staff.

Use of Proceeds of Financings

During the nine months ended February 28, 2011 the Company received net proceeds from financing activities amounting to $94.2 million.

These funds and existing working capital were to be used to satisfy costs associated with the acquisition and development of the La Arena project and for general corporate purposes. The proceeds have been used by the Company as set out within the following table:

Activity	Nine months ended
February 28, 2011

La Arena development	$34,225,000

La Arena acquisition	48,529,000

Operating activities	3,545,000

Total	$86,299,000

Business Risk Factors

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral production, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

  The Company has limited operating history and there can be no assurance of its ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

  Actual exploration, development or other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company will require numerous permits in order to conduct exploration, development or mining activities and delays or a failure to obtain such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse impact on the Company.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

Readers should also refer to other risk factors outlined in the Company’s Annual Information Form dated August 25, 2010 as filed on SEDAR.

Outlook

The Company's primary focus for the foreseeable future will be on the operation and continued development of La Arena and on evaluating potential acquisitions.

Rio Alto´s objectives for the next 12 months include, but are not limited to, the following:

  Commission the gold production facilities at the La Arena gold oxide project and prepare the project for expansion of mineral throughput.

  Execute a strategy to explore at La Arena to increase oxide and sulphide mineral resources.

  Execute an oxide gold reserve replacement plan as current oxide gold reserves are mined.

  Commence a definitive feasibility study on the gold/copper/molybdenum sulphide deposit at La Arena.

  Actively review project acquisition opportunities in Peru and Latin America.

  Actively review merger and acquisition opportunities in Peru and Latin America